SCHEDULE B

(as amended on April 1, 2017 to amend DoubleLine Ultra Short Bond Fund’s annual fee rate)

Funds

Annual Fee Rate (expressed as a Fund percentage of net assets)
DoubleLine Global Bond Fund	0.50%
DoubleLine Infrastructure Income Fund	0.50%
DoubleLine Ultra Short Bond Fund	0.15%
DoubleLine Shiller Enhanced International CAPE®	0.50%

DOUBLELINE FUNDS TRUST

By:	/s/ Ronald R. Redell
NAME: Ronald R. Redell
TITLE: President

DOUBLELINE CAPITAL LP

By:	DoubleLine Capital GP LLC, its general partner

By:	/s/ Louis C. Lucido
NAME: Louis C. Lucido
TITLE: Authorized Signer